SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Country of Incorporation

Active Power (Switzerland) AG	Switzerland

Active Power Solutions Limited	United Kingdom

Active Power (Germany) GmbH	Germany

Active Power (Hong Kong) Limited	Hong Kong

Active Power (Beijing) Co. Limited	China